

TA Fintech Inc.

Regulation Crowdfunding Form C-AR Annual Report

April 29, 2024

TABLE OF CONTENTS

About this Form C-AR

TA Fintech Inc. ("TA Fintech" or the "Company"), having offered and sold securities in reliance of 15 U.S.C. 77d(a)(6) and in accordance with 15 U.S.C. 77d–1 and Regulation Crowdfunding, is required to make this annual report (the "Form C-AR," or the "Annual Report") to disclose certain updates about the Company.

Form C-AR Summary

The Company

Company	TA Fintech Inc. ("the Company," "the Issuer," or "Trade Algo")
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Organization	September 24, 2021
Physical Address	401 Park Avenue S., Floor 10, Ste. 202, New York, NY 10016
Company Website	www.tradealgo.com
Offering Website	https://www.investintafintech.com/
Number of Employees	12
Fiscal Year End	December 31

Directors and Officers of the Company

Director

Name	Jonathan Stone
Current Position and Title	Director, Secretary, Treasurer
Responsibilities	Conducting and managing the business affairs of the Company.

Date of Board Service	September 2021 – present
Principal Occupation	CEO of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Trade Algo	CEO	Financial data and analysis; responsibilities include conducting and managing the business affairs of the Company	September 2021 – present
Service Benefits LLC	Sales Consultant	Corporate sales; responsibilities included reaching out to prospective clients, scheduling demos, and training account executives	July 2020 – May 2021
JS Trading Enterprises Inc.	President	Providing corporate support, marketing, and human resources services; responsibilities include conducting and managing the business affairs of the Company	November 2018 – Present
Sat Stack, Inc.	President	Data access and consulting services; responsibilities include conducting and managing the business affairs of the Company	February 2022 – Present

Officer

Name	Jonathan Stone
Current Position and Title	Chief Executive Officer ("CEO"), President, and Founder
Responsibilities	Responsible for setting the strategy, operations, and financial goals of the Company
Date of Service	September 2021 – present

Principal Occupation	CEO of the Company		
BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Trade Algo	CEO	Financial data and analysis; setting the strategy, operations, and financial goals of the Company	September 2021 – present
Service Benefits LLC	Sales Consultant	Corporate sales; responsibilities included reaching out to prospective clients, scheduling demos, and training account executives	June 2020 – May 2021
JS Trading Enterprises Inc.	President	Providing corporate support, marketing, and human resources services; responsibilities include conducting and managing the business affairs of the Company	November 2018 – Present
Sat Stack, Inc.	President	Data access and consulting services; responsibilities include conducting and managing the business affairs of the Company	February 2022 – Present

Biographical Information

JONATHAN "JON" STONE

Jon Stone, a serial entrepreneur, has established several businesses, and spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

Principal Security Holders of the Company

NAME OF OWNER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER
Jonathan Stone	113,328,000 shares of common stock	76.33%

Business of the Company

Business Summary

TA Fintech, Inc. (the "Company" "Trade Algo" or "TA") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park, Inc., a Delaware Corporation on September 24, 2021 and was later changed to TA Fintech Inc. to further align the brand with the Fintech category in which it operates.

Since 2021, the Company's business consists of a SaaS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. The Company's market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a software development team building tools that increase financial transparency for retail investors. The Company's investment technology captures market-moving data that is not commonly available to all investors. The Company provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. The Company's proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algorithm showing greeks & implied volatility of the underlying asset expected.

Through the Company's ATS data algorithm, it offers visualization off exchange market liquidity trading that occurs away from traditional stock exchanges in near real time.

The company has one office location: 401 Park Avenue South, 10th Floor, Suite 202, New York, NY 10016.

Current stage and roadmap

The Company continues to expand its employee team and diversify its customer base. Furthermore, the Company intends to expand its offerings of products and services over the next six (6) to twelve (12) months.

Competition

Financial market desktops users totaled over 1.7 million in 2002, led by FactSet, Platts, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg remaining the largest providers. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.[1]

The Company has several major competitors in the market data category. Some of the top competitors in the industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics+ Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, and Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates. The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success.

Risk Factors

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies.

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[1] Burton-Taylor's Financial Market Data

https://www.prnewswire.com/news-releases/burton-taylor-releases-annual-financial- market-dataanalysis-industry-vendor-rankings-30l l l932S.html

You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Industry Risk Factors

FAILURE TO PROTECT PROPRIETY RIGHTS

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued.

We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

SENSITIVE DATA LIABILITY

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products. We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

Any claims against us, whether meritorious or not, could result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

FAILURE TO STAY COMPETITIVE

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. We believe that we are the first organization to offer research, analytics tools and ratings for the online private markets. We also believe that the market for our products will continue to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large financial services institutions that internally develop products that compete with our products directly or that are superior to ours.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

DEPENDENCE ON STRATEGIC PARTNERSHIPS

Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals. One of growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors' products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

SERVICE INTERRUPTIONS

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer.

We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures.

Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

FAILURE TO RESPOND TO TECHNOLOGICAL CHANGE

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally changing the ways investors access data and content. Examples include the shift from local network computing to cloud-based systems, the proliferation of wireless mobile devices, rapid acceleration in the use of social media platforms, the dissemination of data through application programming interfaces (APIs) that permit real-time updating rather than raw data feeds, and the proliferation of machine learning and other artificial intelligence technologies. While some changes in technology may offer opportunities for us, we cannot guarantee that we will successfully adapt our product offerings to meet evolving customer needs. If we fail to develop and implement new technology rapidly enough, we may sacrifice new business opportunities or renewals from existing customers. We may also incur additional operating expenses if major software projects take longer than anticipated. Our technology is also heavily dependent on the quality and comprehensiveness of our data and our ability to successfully build analytics, research, and other intellectual property around that data. Our competitive position and business results may suffer if we fail to develop new technologies to meet customer demands, if our execution speed is too slow, if we adopt a technology strategy that does not align with changes in the market, or if we fail to realize the value and potential of our data assets.

Company Risk Factors

LIMITED OPERATING HISTORY

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the

Offering. The Company, which was organized in 2021 has limited operational history. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

NECESSITY FOR NEW SUBSCRIBERS

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected. To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies.

One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

RETENTION OF CURRENT SUBSCRIBERS

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected. To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results.

Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

FAILURE TO SCALE BUSINESS AND MATCH GROWTH

We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

FAILURE TO EXPAND SALES AND MARKETING

Failure to Expand Sales and Marketing Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

KEY PERSONNEL

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

HISTORY OF LOSSES

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

THE COMPANY ENGAGES IN TRANSACTIONS WITH RELATED PARTIES AND SUCH TRANSACTIONS PRESENT POSSIBLE CONFLICTS OF INTEREST THAT COULD HAVE AN ADVERSE EFFECT ON THE BUSINESS OF THE COMPANY

The Company has entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services. Such transactions may not have been entered into on an arm's-length basis, and the Company may have achieved more or less favorable terms because such transactions were entered into with related parties. Such conflicts could cause an individual in the Company's management to seek to advance his or her economic interests or the economic interests of certain related parties above those of the Company. Furthermore, the appearance of conflicts of interest created by related party transactions could impair the confidence of the Company's investors, which could have a material adverse effect on the liquidity, results of operations, and financial condition of the Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company anticipates needing access to credit in order to support working capital requirements. It is possible the Company will be forced to raise additional capital, modify growth plans or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing our equity below its current price. If so, your investment could lose value as a result of additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could decrease with addition of more investors.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

We will need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which n1anagement believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

SOME PRODUCTS ARE STILL PROTOTYPES

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once we meet our target amount for this offering, we may request that the broker dealer instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncomn1on for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the n1arket. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C-AR. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

POSSIBLE DILUTION

The majority shareholder and sole director may issue additional shares to himself without an associated capital contribution which would dilute the share ownership of investors and decrease share value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this offering will not have input on decisions made by the management of the Company; by purchasing securities, you are placing trust in the management of the Company. Investors in an offering may have fewer rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as; corporate reorganization, merger, acquisition, additional issuances of securities, and share repurchases, may disproportionately affect minority shareholders. The effects may include the dilution of the value of shares, and the loss of the holder's voting rights, if any were available, and others.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C, may also have an adverse effect on our business and result in the total loss of your investment.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C-AR, may also have an adverse effect on our business and result in the total loss of your investment.

Capital Structure of the Company

Securities of the Company

As of March 7, 2024, the Company has 148,465,034 shares of common stock outstanding. However, the Company is actively engaged in the sale of its shares of common stock, and the number of issued shares of common stock is subject to change.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Shareholders may take action by written consent. However, all investors in the Company's previous offerings have been required to grant the Company's CEO an irrevocable voting proxy, which limits the voting rights of the holders of shares.

Holders of the Company's shares of common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the shares of common stock.

Modification of the rights of the shares of common stock may be made by a majority vote of holders of the outstanding shares of common stock; however, the purchasers of these shares are subject to a proxy agreement with the CEO of the Company and may not vote on such measure. Therefore, the CEO has the right to modify the rights of the shares of common stock.

Valuation of Securities

The Company has determined the price of the shares of common stock offered by the Company. The price of the shares of common stock has been arbitrarily determined based upon the illiquidity and volatility of the common stock, the Company's current financial condition, the prospects for the future cash flows and earnings of the Company, and market and economic conditions at the time of the offering. The offering price for the shares of the common stock sold in previous offerings may be more or less than the fair market value of the Company's shares of common stock.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Indebtedness

The Company has no outstanding debt. However, the Company has significant deferred revenue that represents prepayments by its customers for goods and services that have yet to be delivered. Deferred revenue is a liability on the balance sheet of the Company.

Exempt Offerings of the Company

4(A)(2) OFFERING – SEPTEMBER 24, 2021

September 24, 2021, the Company initially issued 3,000 shares of common stock to Jonathan Stone, the CEO of the Company, in reliance of the exemption from registration found within Section 4(a)(2) of the Securities Act of 1933. These shares of common stock were issued in exchange for the CEO's services rendered in the founding of the Company.

FIRST REGULATION CF OFFERING – MARCH 31, 2022

On March 31, 2022, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered shares of common stock through the offering and successfully raised $949,391, which represented 949,391 shares of common stock. The proceeds raised were used to fund the Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

FIRST REGULATION D OFFERING – APRIL 5, 2022

On April 5, 2022, the Company launched a Regulation D offering, relying on the 506(c) exemption. The Company filed a Form D with the SEC on March 14, 2023. The Company offered shares of common stock through the offering and successfully raised $3,547,000, which represented 5,784,000 shares of common stock. The proceeds raised were used to fund the Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

SECOND REGULATION CF OFFERING – MAY 27, 2022

On May 27, 2022, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of common stock through the offering and successfully raised $3,695,204, which represented 923,801 shares of common stock. The proceeds raised were used to fund the

Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

THIRD REGULATION CF OFFERING – JULY 21, 2023

On July 21, 2023, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of common stock through the offering and successfully raised $ 3,793,930.02, which represented 1,335,587.8 shares of common stock. The proceeds raised were used to fund the Company's professional services, operations, marketing, research & development, inventory, working capital.

SECOND REGULATION D OFFERING – OCTOBER 4, 2023

On October 4, 2023, the Company launched a Regulation D offering, this time relying on the 506(b) exemption. The Company filed a Form D with the SEC on December 1, 2023. The Company offered shares of common stock through the offering and successfully raised $34,790,911. The proceeds raised were used for programming and development costs related to the Company's software products and services. As of the date of this Form C-AR, this offering is currently active.

UPCOMING REGULATION A OFFERING

On April 1, 2023, the Company filed a Form 1-A with the SEC, intending to conduct a Regulation A offering. The Company intends to raise up to $75,000,000.00 through sales of its shares of common stock through this offering.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

SPECIFIED PERSON	RELATIONSHIP TO ISSUER	NATURE OF INTEREST IN TRANSACTION	AMOUNT OF INTEREST
Jonathan Stone	CEO	Sole owner of JS Trading Enterprises Inc., an affiliate of the Company	$7,333,612 *

Jonathan Stone	CEO	Sole owner of Sat Stack Inc., an affiliate of the Company	$237,645.84

* This figure represents the amount paid by the Company to affiliate JS Trading Enterprises Inc. for services rendered to the Company for the fiscal year ending December 31, 2022. The total of this compensation for the fiscal year ending December 31, 2023 is not yet available as of the filing of this Form C-AR.

The Company and affiliate JS Trading Enterprises Inc. of the Company have entered into an arrangement whereby the Company pays the affiliate fees for support, marketing and human resources services, as well as rights to intellectual property.

Furthermore, the Company and affiliate Sat Stack Inc. have entered into an arrangement whereby the Company pays the affiliate fees for data access and consulting services.

Indirectly, through these affiliate companies., the CEO of the Company, Jonathan Stone, receives compensation from the Company.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, which was incorporated in Delaware on September 24, 2021, has limited operational history.

Current Condition and Historical Results

LIQUIDITY AND CAPITAL RESOURCES

The proceeds raised by the Company through sales of its securities are essential to its continued operations. The Company expects to use its cash and cash equivalents to pay expenses related to the growth of the Company. The Company has not relied on debt financing and instead uses capital contributions of its investors to cover the Company's costs. The Company expects to continue to grow its revenues in the upcoming fiscal year. The Company intends to raise additional capital through sales of its securities in the future.

RESULTS OF OPERATIONS

In 2023, the Company saw its total assets increase to $5,662,236 from $3,974,565 in 2022, an increase of $1,687,671, or approximately 42%; the Company attributes increase of total assets to capital contributions from its investors.

In 2023, the Company saw its cash and cash equivalents increase to $4,440,471 from $2,566,782 in 2022, an increase of approximately 73%; the Company attributes the increase in cash and cash equivalents to an increase of capital raised through sales of its securities.

In 2023, the Company saw its revenues/sales increase to $12,423,789 from $9,499,858 in 2022, an increase of $2,923,931, or approximately 31%. This increase in revenue/sales from $9,499,858 in 2022 to $12,423,471 in 2023 can be attributed to the strategic launch of a new free AI product, TradeGPT. This approach mirrors the successful business models of companies like Facebook and Meta, which offer their primary platforms for free to maximize user engagement. By introducing TradeGPT as a free service, the Company significantly expanded its user base. This expansion not only amplified the number of potential customer interactions, but also enhanced the effectiveness of the go-to-market team's efforts in upselling additional products and services. Essentially, by offering a valuable product at no cost, the Company was able to attract a larger audience, thereby creating more opportunities to monetize through upgraded offerings and related services.

In 2023, the Company recorded a net loss of $12,289,899 compared to $13,541,026 in 2022, a change of $1,251,127, or approximately 9%. The reduction in net loss from $13,541,026 in 2022 to $12,289,899 in 2023 can primarily be attributed to improved capital formation. This enhancement in capital formation has led to a healthier balance sheet, which in turn has positively impacted the Company's unit economics. By strengthening the financial structure through increased capital, the Company has been able to operate more efficiently, reduce costs, and better allocate resources. These improvements in financial management and operational efficiency have directly contributed to the decrease in the net loss, reflecting a more robust and sustainable economic model for the Company.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2023 UNAUDITED)	PRIOR FISCAL YEAR-END (2022 UNAUDITED)
Total Assets:	$5,662,236	$3,974,565
Cash & Cash Equivalents:	$4,440,471	$2,566,782
Accounts Receivable:	—	—
Short-term Debt:	$1,129,906	$9,781,262
Long-term Debt:	—	—

Revenues/Sales:	$12,423,789	$9,499,858
Cost of Goods Sold:	$24,401,501	$22,769,462
Taxes Paid:	—	—
Net Income/(Net Loss):	$(12,289,899)	$(13,541,026)

The financial statements provided by the Company have been certified by the CEO of the Company but have not been reviewed or audited by a certified public accountant independent of the Company.

See Appendix 1 – Financial Statements.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Ongoing Reporting Requirement

The Issuer and/or any of its predecessors have not previously failed to comply with the ongoing reporting requirements of § 227.202.

Additional Material Information

The Company initiated a 4:1 forward stock split in April 2023.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TA FINTECH, INC.

By

s/Jonathan Stone

JONATHAN STONE

DIRECTOR, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER, SECRETARY, AND FOUNDER

APRIL 29, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

<u>**s/Jonathan Stone**</u>

JONATHAN STONE

DIRECTOR, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER, SECRETARY, AND FOUNDER

APRIL 29, 2024

Appendix 1 – Financial Statements

TA FINTECH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

TA FINTECH INC.
BALANCE SHEET

As of December 31,		(Unaudited) 2023		(Audited) 2022
(USD $ in Dollars)				
ASSETS				
Non-Current Assets :				
Intangible assets	$	1,021,765	$	1,332,783
Total Non-Current Assets :	$	1,021,765	$	1,332,783
Current Assets:				
Deposits and other current assets	$	200,000	$	75,000
Cash & cash equivalents	$	4,440,471	$	2,566,782
Total current assets	$	4,640,471		2,641,782
Total assets	$	5,662,236	$	3,974,565
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Deferred revenue	$	910,589	$	9,711,044
Other payables	$	219,317	$	70,218
Total current liabilities		1,129,906		9,781,262
Total liabilities	$	1,129,906	$	9,781,262
STOCKHOLDERS EQUITY				
Common Stock	$	30,375,582	$	7,746,656
Retained earnings/(Accumulated Deficit)	$	(25,843,252)	$	(13,553,353)
Total stockholders' equity	$	4,532,330	$	(5,806,697)
Total liabilities and stockholders' equity	$	5,662,236	$	3,974,565

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENT OF OPERATIONS

(USD $ in Dollars)		(Unaudited) January 1, 2023 to December 31, 2023		(Audited) January 1, 2022 to December 31, 2022
Net revenue	$	12,423,789	$	9,499,858
Cost of services		-		-
Gross profit		12,423,789		9,499,858
Operating expenses				
Sales and marketing		2,855,170		8,433,091
General and administrative		21,546,331		14,336,371
Total operating expenses		24,401,501		22,769,462
Operating income/(loss)		(11,977,712)		(13,269,604)
Interest expense		-		404
Other Loss/(Income)		312,187		271,018
Income/(Loss) before provision for income taxes		(12,289,899)		(13,541,026)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(12,289,899)	$	(13,541,026)

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance - January 1, 2022	$ -	$ (12,327)	$ (12,327)
Issuance of Common Stock	30,306	-	30,306
Additional paid-in capital	7,716,350		7,716,350
Net income/(loss)	-	(13,541,026)	(13,541,026)
Balance - December 31, 2022	$ 7,746,656	$ (13,553,353)	$ (5,806,697)
Issuance of Common Stock	22,628,926	-	22,628,926
Dividend	-	-	-
Net income/(loss)	-	(12,289,899)	(12,289,899)
Balance—December 31, 2023	$ 30,375,582	$ (25,843,252)	$ 4,532,330

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENT OF CASH FLOWS

(USD $ in Dollars)	(Unaudited) January 1, 2023 to December 31, 2023	(Audited) January 1, 2022 to December 31, 2022
CASH FLOW FROM OPERATING ACTIVITIES		
Net (loss)/income	$ (12,289,899)	$ (13,541,026)
Changes in operating assets and liabilities:		
Amortization expenses	311,018	311,018
Prepaid and other current assets	-	87,328
Deposits	(125,000)	(75,000)
Deferred revenue	(8,800,455)	9,420,611
Other payables	149,099	249,288
Net cash provided/(used) by operating activities	**(20,755,237)**	**(3,547,781)**
CASH FLOW FROM INVESTING ACTIVITIES		
Capitalisation of Software Development cost - Intangible assets	-	(1,643,799)
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	22,628,926	30,306
Additional paid-in capital	-	7,716,350
Net cash provided/(used) by financing activities	**22,628,926**	**7,746,656**
Change in cash	1,873,689	2,555,076
Cash—beginning of year	2,566,782	11,706
Cash—end of year	**$ 4,440,471**	**$ 2,566,782**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 404
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

TA FINTECH INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

1.   NATURE OF OPERATIONS

TA Fintech, Inc. was incorporated on September 24, 2021, in the state of Delaware. The financial statements of TA Fintech, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

TA Fintech Inc. is a software service provider. The software is sold on a subscription basis and is used to facilitates its subscriber to harness the power of big data technology to level the field of investing in the stock market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

TA Fintech Inc.
Notes to Financial Statements
For Year Ended to December 31, 2023

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $4,190,471 (2022: $2,316,782).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue on a subscription basis, from its analytics platform software. The subscription revenue fees vary depending on the term of the subscription from 1 year to 2 years. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently, periodically the liability is reversed and recognized as revenue is earned.

Income Taxes

TA Fintech Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any

TA FINTECH INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

Income Taxes (cont'd)

applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deposits and other current assets comprise Merchant Account Receivables withheld by the merchant and have yet to be deposited into the Company's account.

4. INTANGIBLE ASSETS

Intangible assets represent intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name and intellectual property for $40,000. In accordance with GAAP, the Company amortizes the intangible assets in a straight-line method over 15 years. As such the Company has recorded $2,666 in amortization expense leaving the intangible assets at $34,667 on December 31, 2023 (2022: $37,334), net of accumulated amortization.

In accordance with ASC 985-20, the Company amortizes capitalized software development cost for externally marketed software when the product is made available for release to its customers. The capitalized software costs are amortized on a product-by-product basis and the annual amortization is the greater of (a) the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product and (b) the straight-line method over the remaining economic life of the product including the current reporting period. As such, for the year ended December 31, 2022, the Company has capitalized $1,603,799 of software development costs that are subscribed to its customers. The Company found the straight-line method to be greater amortization expense and has consequently recorded $308,351 in amortization expenses in connection with its capitalized software development costs. The company is reviewing the capitalization of software development cost for the year ended December 31, 2023.

TA Fintech Inc.

TA FINTECH INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

5. COMMON STOCK

Between January 1, 2023 and December 31, 2023, the Company raised $22,268,926, via a private Reg D 506(b) and CFs offering for Common Stock. This offering is ongoing.

On March 24, 2023, the Company's board of directors and shareholders effected a 4 for 1 forward stock split and the Company filed an Amended and Restated Certificate of Incorporation to increase it authorized capital stock to 800,000,000 with par value per share of $0. 001 per share.

As of December 31, 2023, the Company has 138,238,447 shares of Common Stock that are issued and outstanding.

6. INCOME TAXES

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits (2022: Nil).

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions (2022: Nil).

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023 and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through March 31, 2024, which is the issuance date of these financial statements.

The Company has raised $8,890,000 in 2024 through the date of this report via the ongoing private Reg D and Reg CF offering.

As of March 31, 2024, the Company has 151,052,282 shares of Common Stock that are issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Appendix 2 – Officer Certification

I, Jonathan Stone, certify that the financial statements of TA Fintech, Inc. included in this Form are true and complete in all material respects.

s/Jonathan Stone

JONATHAN STONE

DIRECTOR, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER, SECRETARY, AND FOUNDER

APRIL 29, 2024